                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)



                               UNITED TRUST, INC.
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)


                                    913111209
                                 (CUSIP Number)

                                   Jill Martin
                          First Southern Bancorp, Inc.
                 P.O. Box 328, Stanford, KY 40484 (606 365-3555


                                  March 1, 1999
             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ]

CUSIP No. 913111209           13D            Page 2 of  21  Pages
-----------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               First Southern Funding, LLC *
-----------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [X]
               (b)  [ ]
-----------------------------------------------------------------
3              SEC USE ONLY
-----------------------------------------------------------------
4              SOURCE OF FUNDS
               WC, BK
-----------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-----------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               Kentucky
-----------------------------------------------------------------
                         7    SOLE VOTING POWER
NUMBER OF                       744,168*
SHARES         --------------------------------------------------
BENEFICIALLY             8    SHARED VOTING POWER
OWNED BY                           0*
EACH           --------------------------------------------------
REPORTING                9    SOLE DISPOSITIVE POWER
PERSON                          744,168*
WITH           --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                                   0*
-----------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
             744,168*
-----------------------------------------------------------------
12           CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
             EXCLUDES CERTAIN
             SHARES (SEE INSTRUCTIONS)                 [X]
-----------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             29.88%
-----------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             CO
-----------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209           13D            Page 3  of 21  Pages
------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              First Southern Bancorp, Inc.
-----------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [X]
              (b)  [ ]
-----------------------------------------------------------------
3             SEC USE ONLY
-----------------------------------------------------------------
4             SOURCE OF FUNDS
              WC, BK
-----------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

-----------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Kentucky
-----------------------------------------------------------------
                         7    SOLE VOTING POWER
NUMBER OF                       123,241*
SHARES         --------------------------------------------------
BENEFICIALLY             8    SHARED VOTING POWER
OWNED BY                           0*
EACH           --------------------------------------------------
REPORTING                9    SOLE DISPOSITIVE POWER
PERSON                          123,241*
WITH           --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                                   0*
-----------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
             123,241*
-----------------------------------------------------------------
12           CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)              [X]
-----------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             4.95%
-----------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             HC
-----------------------------------------------------------------

* See response to Item 5

CUSIP No. 913111209         13D             Page 4 of 21   Pages
-----------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Jesse T. Correll
-----------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [X]
             (b)  [ ]
-----------------------------------------------------------------
3            SEC USE ONLY
-----------------------------------------------------------------
4            SOURCE OF FUNDS
             AF
-----------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]

-----------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
-----------------------------------------------------------------
                         7    SOLE VOTING POWER
NUMBER OF                            0
SHARES         --------------------------------------------------
BENEFICIALLY             8    SHARED VOTING POWER
OWNED BY                      See response to Item 5
EACH           --------------------------------------------------
REPORTING                9    SOLE DISPOSITIVE POWER
PERSON                               0
WITH           --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              See response to Item 5
-----------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
             See response to Item 5
-----------------------------------------------------------------
12           CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
             EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)       [X]
-----------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             See response to Item 5
-----------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             IN

CUSIP No. 913111209         13D             Page 5 of  21  Pages
------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              First Southern Capital Corp., LLC
-----------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [X]
              (b)  [ ]
-----------------------------------------------------------------
3             SEC USE ONLY
-----------------------------------------------------------------
4             SOURCE OF FUNDS
              WC
-----------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]

-----------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Kentucky
-----------------------------------------------------------------
                         7    SOLE VOTING POWER
NUMBER OF                       183,033*
SHARES         --------------------------------------------------
BENEFICIALLY             8    SHARED VOTING POWER
OWNED BY                           0*
EACH           --------------------------------------------------
REPORTING                9    SOLE DISPOSITIVE POWER
PERSON                          183,033*
WITH           --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                                   0*
-----------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
             183,033*
-----------------------------------------------------------------
12           CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
             EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)      [X]
-----------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             7.35%
-----------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             CO
-----------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209          13D            Page 6  of 21  Pages
-----------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First Southern Investments, LLC
-----------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [X]
             (b)  [ ]
---------------------------------------------------------------
3             SEC USE ONLY
-----------------------------------------------------------------
4             SOURCE OF FUNDS
              WC
-----------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

-----------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Kentucky
-----------------------------------------------------------------
                         7    SOLE VOTING POWER
NUMBER OF                       23,135*
SHARES         --------------------------------------------------
BENEFICIALLY             8    SHARED VOTING POWER
OWNED BY                           0*
EACH           --------------------------------------------------
REPORTING                9    SOLE DISPOSITIVE POWER
PERSON                         23,135*
WITH           --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                                   0*
-----------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
             23,135*
-----------------------------------------------------------------
12           CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)          [X]
-----------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             0.93%
-----------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             CO
-----------------------------------------------------------------

* See response to Item 5

                                Explanatory Note

         With this amendment,  the reporting persons are updating information in
Item 2, and Exhibit F, concerning the Reporting Persons and their officers, managers and/or directors of First Southern Bancorp, Inc., and in Items 3 and 5 to reflect recent transactions in shares of common stock and convertible notes issued by United Trust, Inc.


ITEM 1.  SECURITY AND ISSUER

         Not amended.

ITEM 2.  IDENTITY AND BACKGROUND

         The name, citizenship or state of organization, principal employment or business, and the address of the principal office of each Reporting Person, are set forth below:

JESSE T. CORRELL

          (a) The name of this Reporting Person is Jesse T. Correll ("Mr. Correll").

          (b) The business address of Mr. Correll is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

          (c) Mr. Correll's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on are:

                  President and Director of First Southern Bancorp, Inc. (bank holding company), P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

          (d) During the last five years, Mr. Correll has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. Correll was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)     Mr. Correll is a citizen of the United States.

FIRST SOUTHERN BANCORP, INC. (FSBI) (a Kentucky corporation)

          (a)     The name of this Reporting Person is First Southern Bancorp,
                  Inc.

          (b)     The state of organization of FSBI is Kentucky.

          (c) The principal business of FSBI is a multi-bank holding company. The address of the principal office of FSBI is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

          (d) During the last five years, FSBI has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSBI was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Directors, Executive Officers and Controlling Persons of FSBI:


                      Present Principal                Occupation or
 NAME                 BUSINESS ADDRESS                   EMPLOYMENT

Jesse T. Correll         P.O. Box 328                President and Director
                         99 Lancaster Street         of First Southern
                         Stanford, KY 40484          Bancorp, Inc.
                                                     (Bank holding company)

Randall L. Attkisson     P.O. Box 328                Vice President, Treasurer
                         99 Lancaster Street          and Director of First
                         Stanford, KY 40484          Southern Bancorp, Inc.
                                                     (Bank holding company)

Jill M. Martin           P.O. Box 328                Secretary of First Southern
                         99 Lancaster Street         Bancorp, Inc. (Bank
                         Stanford, KY 40484          holding company)


Ward F. Correll          P.O. Box 129                Owner, Cumberland Lake
                         150 Railroad Drive          Shell, Inc.
                         Somerset, KY 42502          (Gasoline wholesaler)

David S. Downey          P.O. Box 295                Regional CEO and Director
                         102 West Main Street        of First Southern National
                         Stanford, KY 40484          Bank (Bank)

Douglas P. Ditto         P.O. Box 295                Senior Vice President
                         102 West Main Street        of First Southern
                         Stanford, KY 40484          National Bank (Bank)

John R. Ball             P.O. Box 628                Regional CEO and Director
                         27 Public Square            of First Southern National
                         Lancaster, KY 40444         Bank (Bank)

Gary Dick                P.O. Box 489                Community CEO and
                         216 North Main St.          Director of First  Southern
                         Monticello, KY 42633        National (Bank)

James P. Rousey          3060 Harrodsburg            Regional CEO and Director
                         Lexington, KY 40503         of First Southern National
                                                     Bank (Bank)

Joseph E. Hafley         P.O. Box 328                Chief Lending Officer of
                         99 Lancaster Street         First Southern Bancorp,
                         Stanford, KY 40484          Inc.(Bank holding
                                                     company)

                  All of the directors and executive officers of FSBI are citizens of the United States and during the last five years, none of these directors or executive officers (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FIRST SOUTHERN FUNDING, LLC (FSF) (a Kentucky limited liability company)

         (a) The name of this Reporting Person is First Southern Funding, LLC. First Southern Funding, LLC is the successor by merger to First Southern Funding, Inc. Effective as of December 31, 1998, First Southern Funding, Inc. merged into First Southern Funding, LLC, with First Southern Funding, LLC as the surviving entity in the merger.

         (b)      The state of organization of FSF is Kentucky.

         (c) The principal business of FSF is an investment company. The address of the principal office of FSF is P. O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSF has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSF was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Managers, Executive Officers and Controlling Person of FSF:

Name and Offices         Present Principal              Occupation or
HELD WITH FSF            BUSINESS ADDRESS                 EMPLOYMENT

Jesse T. Correll         P.O. Box 328            President and Director of First
 President, Director<F1> 99 Lancaster Street     Southern Bancorp, Inc. (Bank
                         Stanford, KY 40484         holding company)

Randall L. Attkisson     P. O. Box 328           Vice President, Treasurer and
 Treasurer, Manager      99 Lancaster Street     Director of First Southern
                         Stanford, KY 40484      Bancorp, Inc. (Bank holding
                                                 company)

Jill M. Martin           P. O. Box 328           Secretary of First Southern
 Secretary, Manager      99 Lancaster Street     Bancorp, Inc. (Bank holding
                         Stanford, KY 40484      company)

Christopher Coldiron     P. O. Box 328           Loan Officer and Vice President
 Vice President          99 Lancaster Street     of First Southern National
                         Stanford, KY 40484      Bank (Bank)

Ward F. Correll          P. O. Box 129           Owner, Cumberland Lake Shell,
 Manager                 150 Railroad Drive      Inc. (Gasoline wholesaler)
                         Somerset, KY 42502

David S. Downey          P. O. Box 295           Regional CEO and Director of
 Manager                 102 West Main Street    First Southern National Bank
                         Stanford, KY 40484      (Bank)

Douglas P. Ditto         P. O. Box 328           Senior Vice President of First
 Vice President, Manager 99 Lancaster Street     Southern National Bank (Bank)
                         Stanford, KY 40484

John R. Ball             P. O. Box 628           Regional CEO and Director of
 Manager                 27 Public Square        First Southern National Bank
                         Lancaster, KY 40444     (Bank)

Gary Dick                P. O. Box 489           Community CEO and Director of
 Manager                 216 North Main Street   First Southern National Bank
                         Monticello, KY 42633    (Bank)

James P. Rousey          204 Fairfield Drive     Regional CEO and Director of
 Manager                 Nicholasville, KY 40356 First Southern National Bank
                                                 (Bank)

<F1>  Mr. Correll  also  owns  approximately  83% of  the outstanding membership interests of FSF.


                  The above individual is a citizen of the United States and during the last five years, such individual (i) has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FIRST SOUTHERN CAPITAL CORP., LLC (FSC) (a Kentucky limited liability company)

         (a) The name of this Reporting Person is First Southern Capital Corp., LLC.

         (b)      The state of organization of FSC is Kentucky.

         (c) The principal business of FSC is an investment company. The address of the principal office of FSC is P. O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSC has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSC was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Managers and Controlling Persons of FSC:

Name and Offices           Present Principal         Occupation or
HELD WITH FSF              BUSINESS ADDRESS            EMPLOYMENT


Jesse T. Correll           P.O. Box 328           President and Director of
 Manager                   99 Lancaster Street    First Southern Bancorp, Inc.
                           Stanford, KY 40484     (Bank holding company)

Randall L. Attkisson       P.O. Box 328           Vice President, Treasurer and
 Manager                   99 Lancaster Street    Director of First Southern
                           Stanford, KY 40484     Bancorp, Inc. (Bank holding
                                                  company)


                  The above individuals are citizens of the United States and during the last five years, none of them (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


FIRST SOUTHERN INVESTMENTS, LLC (FSI) (a Kentucky limited liability company)

         (a)      The  name   of   this  Reporting   Person  is  First  Southern
                  Investments, LLC.

         (b)      The state of organization of FSI is Kentucky.

         (c) The principal business of FSI is an investment company. The address of the principal office of FSI is P. O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSI has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSI was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Executive Officer of FSI:

Name and Offices           Present Principal           Occupation or
HELD WITH                  BUSINESS ADDRESS             EMPLOYMENT


Randall L. Attkisson       P.O. Box 328           Vice President, Treasurer
 President                 99 Lancaster Street    and Director of First Southern
                           Stanford, KY 40484     Bancorp, Inc. (Bank holding
                                                  company)


         A list of the members of FSI is filed as Exhibit F to this Report and is incorporated herein by reference.

         Mr. Attkisson and the individuals identified on Exhibit F are citizens of the United States and during the last five years, none of them (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The amount of funds used in making the purchases of the Common Stock by each Reporting Person is as follows:

         First Southern Bancorp, Inc.                 $  1,377,922.25
         First Southern Funding, LLC                  $  9,265,876.28
         First Southern Capital Corp                  $  2,339,995.00
         First Southern Investments, LLC              $    291,000.00
                  Total                               $ 13,274,793.53

         Funds used by First Southern Bancorp, Inc.
          to purchase Convertible Notes (including
          accrued interest)                           $  3,108,050.45

                  Aggregate amount                    $ 16,382,843.98

         The Reporting Persons employed working capital to make these purchases of the Common Stock, including funds on hand and amounts drawn under existing lines of credit with Star Bank, NA. FSF borrowed $7,381,300.00 and FSB borrowed $1,820,775.00 in making the purchases.

ITEM 4.  PURPOSE OF TRANSACTION

         Not amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a-b) The beneficial ownership of the Common Stock by each Reporting Person is as follows. Each Reporting Person has sole voting and dispositive power over the shares listed opposite the Reporting Person's name, except as noted:

                  First Southern Bancorp, Inc.         123,241 shares   4.95%
                  First Southern Funding, LLC          744,168 shares  29.88%
                  First Southern Capital Corp. LLC     183,033 shares   7.35%
                  First Southern Investments, LLC       23,135 shares   0.93%
                  Total <F1>                         1,073,577 share   43.11%

<F1>The  Reporting Persons  have agreed in  principle  to act  together  for the purpose of acquiring or holding equity securities of UTI. Therefore, for purposes of this Schedule 13D, each may be deemed to have acquired beneficial ownership of the equity securities of UTI beneficially owned by each of the other Reporting Persons. In addition, by virtue of his ownership of voting securities of FSF and FSBI, Mr. Correll may be deemed to beneficially own the total number of shares of Common Stock owned by them, and may be deemed to share with them the right to vote and to dispose of such shares. Mr. Correll owns approximately 83% of the outstanding membership interests of FSF; he owns directly approximately 22% and companies he controls owns approximately 33% of the outstanding voting stock of FSB. In addition, he is a manager of First Southern Capital Corp., LLC and First Southern Funding, LLC.

         The above amounts do not include additional shares of Common Stock that may be acquired upon exercise of Convertible Notes of UTI currently held by FSBI and under the Option Agreement described in Item 4 and incorporated herein by reference:

         Convertible Notes                204,800 shares
         Option Agreement               1,450,000 shares (subject to adjustment)

Beneficial ownership of up to 51% of the outstanding Common Stock can be acquired under the Option Agreement. Beneficial ownership of these shares is disclaimed at this time.

         (c) On March 1, 1999, FSBI purchased $2,560,000 of initial face amount of UTI Convertible Notes from certain officers and directors of UTI for a cash purchase price of $3,072,000, plus $36,050.45 accrued interest ($3,108,050.45 in the aggregate), on March 1, 1999, pursuant to the terms of the Convertible Note Purchase Agreement (included in Exhibit A hereto as
                  Exhibit 1(d) to the Acquisition Agreement). In addition, the following transactions of the Common Stock of the Issuer were effected since the most recent filing of Schedule 13D by the Reporting Persons:

Transaction 1:
         (1)     Identity of the  person  who  effected the transaction:   Firs
                 Southern Funding, LLC
         (2)     The date of the transaction:  January 20, 1999
         (3)     The amount of securities involved: 3,000 shares
         (4) The price per share or unit: $8.19 per share (excluding brokerage commissions)
         (5)     Where and how the transaction was  effected:   By the Reporting
                 Person's  broker, J.J.B.  Hilliard,  W.L. Lyons, Inc.

Transaction 2:
         (1)     Identity of the  person  who  effected the transaction:   First
                 Southern Funding, LLC
         (2)     The date of the  transaction:  January  22,  1999
         (3)     The amount of securities involved: 749 shares
         (4)     The price per share or unit: $15.00 per share
         (5) Where and how the transaction was effected: In a private transaction. The shares were purchased from a director of UTI.

Transaction 3:
         (1)     Identity of the  person  who  effected the transaction:   First
                 Southern Funding, LLC
         (2)     The date of the  transaction:  February  8, 1999
         (3)     The amount of securities involved: 1,687 shares
         (4) The price per share or unit: $8.25 per share (excluding brokerage commissions)
         (5)     Where and how the transaction was effected:   By the  Reporting
                 Person's  broker, J.J.B.  Hilliard,  W.L. Lyons, Inc.

Transaction 4:
         (1)     Identity of the  person  who  effected the transaction:   First
                 Southern Funding, LLC
         (2)     The date of the  transaction:  February  26, 1999
         (3)     The amount of securities involved: 12,701 shares
         (4) The price per share or unit: $8.00 per share (excluding brokerage commissions)
         (5)     Where and how the transaction was effected:   By the  Reporting
                 Person's  broker, Fox-Pitt

Transaction 5:
         (1)     Identity  of  the  person who effected the transaction:   First
                 Southern Investments, LLC
         (2)     The date of the  transaction:  March  3,  1999
         (3)     The  amount  of securities  involved:  1,000  shares
         (4)     The  price per share or unit: $15.00 per share
         (5) Where and how the transaction was effected: In a private transaction. The shares were purchased from a director of UTI.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not amended.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

     The following exhibits are filed with this Schedule 13D:

Exhibit A - (i) Acquisition Agreement between FSF and UTI dated April 30, 1998, as amended May 29, 1998: (ii) Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; (iii) Convertible Note Purchase Agreement between FSF and James E. Melville, George E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler dated April 30, 1998; and (iv) Option Agreement between FSF and UTI dated April 30, 1998 (previously filed)

Exhibit B - Agreement among Reporting Persons dated January 5, 1999, for the filing of a single Schedule 13D pursuant to Rule 13d-l(f)(l) (previously filed)

Exhibit C - Letter agreements and promissory note relating to the borrowing of funds by FSF referenced in Item 3 (previously filed)

Exhibit D - Letter agreements and promissory note relating to the borrowing of funds by FSB referenced in Item 3 (previously filed)

Exhibit E - Agreement of Assignment among the Reporting Persons dated November 20, 1998 (previously filed)

Exhibit F -  Members of First Southern Investments, LLC



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   March 22, 1999                    By:   /S/ JESSE T. CORRELL
                                       Jesse T. Correll
                                       Attorney-in-Fact on behalf of each of the
                                       Reporting Persons*

* Pursuant to the Agreement among Reporting Persons dated January 5, 1999, for the filing of a single Schedule 13D pursuant to Rule 13d-1-(f)(1), each Reporting Person has authorized Jesse T. Correll to sign on behalf of such Reporting Person any Schedule 13D or amendments thereto that are required to be filed on behalf of the Reporting Persons to this Schedule 13D.

                                  EXHIBIT INDEX



EXHIBIT NO.              DESCRIPTION


         A* Acquisition Agreement between FSF and UTI dated April 30, 1998, as amended May 29, 1998, including the following exhibits thereto: Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; Convertible Note Purchase Agreement between FSF and James E. Melville, George
                  E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler dated April 30, 1998; and Option Agreement between FSF and UTI dated April 30, 1998

         B*       Agreement  among  Reporting  Persons dated January 5, 1999 for
                  the  filing  of  a  single   Schedule  13D  pursuant  to  Rule
                  13d-l(f)(l).

         C*       Letter   agreements  and   promissory  note   relating  to the
                  borrowing of funds by FSF.

         D*       Letter   agreements  and  promissory  note   relating  to  the
                  borrowing of funds by FSB.

         E*       Agreement   of   Assignment  among the Reporting Persons dated
                  November 20, 1998

         F        Members of First Southern Investments, LLC

*  Previously filed